UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIOCERES CROP SOLUTIONS CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106*
(CUSIP Number of Public Warrants)

Amendment No. 3

to

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOCERES CROP SOLUTIONS CORP.
(Name of Subject Company (Issuer))

BIOCERES CROP SOLUTIONS CORP.

BIOCERES LLC

BIOCERES S.A.

(Name of Filing Person(s))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G1117K106
(CUSIP Number of Public Warrants)

Federico Trucco
Chief Executive Officer
Bioceres Crop Solutions Corp.

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
Phone: +54-341-4861122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Matthew S. Poulter, Esq.

Peter Cohen-Millstein, Esq.

Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee
$3,509,000	$455.47

*	The warrants of Bioceres Crop Solutions Corp. (the “Company”) that are publicly traded have a CUSIP number of G1117K106. The CUSIP number for the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), is G1117K114.
**	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is offering holders of 24,200,000 of the Company’s warrants (the “Warrants”) the opportunity to exchange such Warrants for either 0.12 of the Company’s Ordinary Shares or $0.45 in cash per Warrant, without interest, at the election of the holder. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $129.80 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants as reported on the NYSE American (the “NYSE”) on July 24, 2020, which was $0.145.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendments to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), originally filed with the Securities and Exchange Commission by Bioceres Crop Solutions Corp. (the “Company” or “BIOX” or “we”, “us” or “our”), Bioceres LLC and Bioceres S.A. pursuant to Rule 13e-3 and, solely with respect to the Company, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 27, 2020. The Schedule TO relates to the offer to exchange any and all of the Company’s 24,200,000 outstanding warrants (the “Warrants”), each of which is exercisable for one share of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Exchange, dated July 27, 2020 (the “Offer to Exchange”), a copy of which is filed was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Election and Transmittal (the “Letter of Election and Transmittal”), a copy of which was filed as Exhibit (a)(1)(E) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

The Schedule TO is intended to satisfy the reporting requirements of a Tender Offer Statement on Schedule TO of BIOX, a Schedule 13E-3 Transaction Statement of BIOX, a Schedule 13E-3 Transaction Statement of Bioceres LLC and a Schedule 13E-3 Transaction Statement of Bioceres S.A. pursuant to Rule 13e-4(c)(2) and Rule 13e-3(d)(1) under the Exchange Act.

All information in the Offer to Exchange is incorporated by reference in response to all of the items in the Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

This Amendment should be read in conjunction with the Schedule TO, the Offer to Exchange and the related Letter of Election and Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 11 and Item 13.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

1.	On August 13, 2020, the Company issued a press release announcing the completion of a $17.0 million public offering of Series IV corporate bonds under its global program of corporate bonds in the Argentine market. A copy of the press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

2.	The following document is hereby added to the list of documents incorporated by reference in the Offer to Exchange and listed under the section entitled “Where You Can Find More Information” on page 47 of the Offer to Exchange:

“Our Current Report on Form 6-K filed with the SEC on August 13, 2020.”

Item 12. Exhibits.

1.	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)**	The Company’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 13, 2020.

**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2020

Bioceres Crop Solutions Corp.

By:	/s/ Federico Trucco
Name: Federico Trucco Title: Chief Executive Officer

Bioceres LLC

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada Title: Manager

Bioceres S.A.

By:	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange, dated July 27, 2020.
(a)(1)(B)*	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Union Acquisition Corp.
(a)(1)(C)*	Tender and Lock-Up Agreement, dated as of July 27, 2020, between BIOX and Bioceres LLC.
(a)(1)(D)*	Tender Agreement, dated as of July 27, 2020, among BIOX, Union Group International Holdings Limited and Union Acquisition Associates, LLC.
(a)(1)(E)*	Letter of Election and Transmittal to Tender Warrants.
(a)(1)(F)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(G)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press Release, dated July 27, 2020, announcing the exchange offer for the Warrants.
(a)(5)(B)**	The Company’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019.
(a)(5)(C)**	The Company’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on May 28, 2020.
(a)(5)(D)**	The Company’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 13, 2020.
(b)	Not applicable.
(c)*	Fairness Opinion of Oberon Securities, LLC, dated as of July 25, 2020.
(d)(1)**	Amended and Restated Memorandum and Articles of Association of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019).
(d)(2)**	Warrant Agreement, dated as of February 27, 2018, by and between Union Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on March 5, 2018).
(d)(3)**	Warrant Agreement, dated as of March 14, 2018, by and between the Company and Continental Stock Transfer & Trust (Incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).
(d)(4)**	Letter Agreement, dated as of December 19, 2018, with respect to Private Placement Warrants by and between Union Acquisition Corp. and the holders named therein (Incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018).
(d)(5)**	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among the Company, and the Investors named therein (Incorporated by reference to Exhibit 4.5 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).

(d)(6)**	Rizobacter Shareholders Agreement, dated as of March 5, 2019, by and among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to the Company’s Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* **	Filed herewith. Previously filed.